Exhibit 99.2

Constellium Announces Wise Metals Group LLC’s Cash Tender Offer For Any and All of its Outstanding 8 3⁄4% Senior Secured Notes due 2018

Amsterdam, February 1, 2017 – Constellium N.V. (NYSE and Euronext: CSTM) (“Constellium” or the “Company”) today announced that Wise Metals Group LLC (the “Offeror”) has commenced a cash tender offer (the “Tender Offer”) to purchase any and all of its and Wise Alloys Finance Corporation’s (together with the Offeror, the “Wise Issuers”) 8 3⁄4% Senior Secured Notes due 2018 (the “Wise Senior Secured Notes”). The pricing terms for the Tender Offer are set forth below.

	Outstanding				Early
	Principal		Early Tender	Tender Offer	Tender	Total
CUSIP Nos.	Amount	Title of Security	Deadline	Consideration*	Payment*	Consideration*
977255AD0 144A / U97076AB6 Reg S	$650,000,000	8 3⁄4% Senior Secured Notes due 2018	February 14, 2017 5:00 p.m., NYC time	$1,035.60	$10.00	$1,045.60

*	For each $1,000 principal amount of Wise Senior Secured Notes tendered. Tendering holders will also receive accrued and unpaid interest to, but not including, the date of settlement.

The Tender Offer is currently scheduled to expire at 11:59 p.m., New York City time, on March 1, 2017 (such time and date, as it may be extended, the “Expiration Time”).

Holders of Wise Senior Secured Notes who tender (and do not validly withdraw) their Wise Senior Secured Notes at or prior to 5:00 p.m., New York City time, on February 14, 2017 (such time and date, as it may be extended, the “Early Tender Deadline”) will be eligible to receive an amount in cash equal to $1,045.60 (the “Total Consideration”) per $1,000 principal amount of Wise Senior Secured Notes, which includes an early tender payment (the “Early Tender Payment”) of $10.00 per $1,000 principal amount of Wise Senior Secured Notes, on the initial settlement date. The initial settlement date will occur promptly after the Early Tender Deadline and is expected to be February 16, 2017 (the “Initial Settlement Date”).

Holders who tender (and do not validly withdraw) their Wise Senior Secured Notes after the Early Tender Deadline but on or prior to the Expiration Time will be eligible to receive only an amount in cash equal to $1,035.60 (the “Tender Offer Consideration”) per $1,000 principal amount of Wise

Senior Secured Notes (which does not include the Early Tender Payment) on the final settlement date (the “Final Settlement Date,” and each of the Initial Settlement Date and the Final Settlement Date, a “Settlement Date”).The Final Settlement Date will occur promptly after the Expiration Time and is expected to be March 2, 2017. Tendering holders will also receive accrued and unpaid interest to, but not including, the applicable Settlement Date for all Wise Senior Secured Notes that are accepted for purchase in the Tender Offer.

The withdrawal deadline is 5:00 p.m., New York City time, on February 14, 2017 (such time and date, as it may be extended, the “Withdrawal Time”). The Offeror may extend the Early Tender Deadline and/or the Expiration Date without extending the Withdrawal Time.

The consummation of the Tender Offer is conditioned on (i) Constellium having completed an offering of not less than $625 million aggregate principal amount of senior unsecured notes, and (ii) the satisfaction of certain other customary conditions. The Offeror reserves the right to waive any and all conditions of the Tender Offer, in whole or in part, subject to applicable law.

Concurrently with the commencement of the Tender Offer, the Wise Issuers called for redemption all of the outstanding Wise Senior Secured Notes. The redemption price for the Wise Senior Secured Notes is 104.375% of the aggregate outstanding principal amount thereof, plus accrued and unpaid interest. On the Initial Settlement Date, the Wise Issuers intend to satisfy and discharge all Wise Senior Secured Notes not purchased on the Initial Settlement Date pursuant to the Tender Offer, by depositing with the trustee for the Wise Senior Secured Notes an amount of cash sufficient to pay the redemption price on the redemption date, which the Wise Issuers expect to occur on March 3, 2017. The redemption of the Wise Senior Secured Notes is subject to a financing condition. In the Wise Issuers’ discretion, the redemption date may be delayed until such time as this condition shall have been satisfied, or the redemption may not occur and the redemption notice may be rescinded in the event such condition shall not have been satisfied by the redemption date. The Offeror has retained Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC to act as dealer managers in connection with the Tender Offer. Questions may be directed to Deutsche Bank Securities Inc. collect at (212) 250-7527 or toll free at 855-287-1922 or to Credit Suisse Securities (USA) LLC collect at (212) 325-6340 or toll free at 1-800-820-1653. The Offeror has retained D.F. King & Co., Inc. to act as the information agent and tender agent for the Tender Offer. Questions and requests for additional documents may be directed to D.F. King at (877) 871-1741 (toll free) or (212) 269-5550 or by email: cstm@dfking.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase or any securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption. None of Constellium and its subsidiaries, the dealer managers or the information agent and tender agent is making any recommendation as to whether or not holders should tender their Wise Senior Secured Notes in connection with the Tender Offer.

About Constellium

Constellium (NYSE Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated € 5.2 billion of revenue in 2015.

www.constellium.com

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to the Tender Offer, the redemption of Wise Senior Secured Notes, our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to those set forth under the heading “Risk Factors” in our most recent annual report on Form 20-F and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

3